Exhibit 99.2

Published: 08:00 CET 23-12-2014 /GlobeNewswire /Source: ASML Holding /XAMS: ASML /ISIN: NL0010273215

ASML confirms completion of its 2013-2014 share buyback program

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 6 101 995 32 - Veldhoven, the Netherlands

Niclas Mika - Corporate Communications - +31 6 201 528 63 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA

Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

VELDHOVEN, the Netherlands, 23 December 2014 - ASML Holding NV (ASML) today announces the completion of its share buyback program announced on 17 April 2013.

During the period from 18 April 2013 up to and including 22 December 2014, ASML purchased 14,595,554 of its shares at an average price of EUR 68.51 per share. With these purchases, the EUR 1,000 million share buyback program has been completed. Of the shares purchased during this period, 9,464,503 have been cancelled with the remaining shares intended to be cancelled in 2015.

Further details of the buybacks are available at www.asml.com/sharebuyback

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 13,800 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements that are forward-looking, including statements with respect to the share buyback program, including the intention to cancel repurchased shares.

You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and

Exhibit 99.2

involve risks and uncertainties. These risks and uncertainties include risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.